EXHIBIT 99.3

THIS SECURITY IS SUBJECT TO THE PROVISIONS OF THE INVESTMENT AGREEMENT (AS DEFINED HEREIN) AND THE EXCHANGE AND OPTION AGREEMENT (AS DEFINED HEREIN), WHICH AGREEMENTS CONTAIN, AMONG OTHER THINGS, RESTRICTIONS ON THE RIGHT TO TRANSFER, PLEDGE OR OTHERWISE DEAL WITH THIS SECURITY. NOTICE OF SUCH RESTRICTIONS AND THE OTHER PROVISIONS OF SUCH AGREEMENTS IS HEREBY GIVEN.
THIS DEBENTURE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.  EXCEPT AS OTHERWISE PROVIDED HEREIN, SUCH SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR AN OPINION OF COUNSEL SATISFACTORY TO TRANSALTA CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED.
UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE SEPTEMBER 2, 2019
TRANSALTA CORPORATION
UNSECURED SUBORDINATED DEBENTURE
Original Principal Amount: $350,000,000	Issue Date: May 1, 2019
FOR VALUE RECEIVED, the Issuer (as defined below) promises to pay to the Holder (as defined below), the principal amount set forth above as the “Original Principal Amount” (as reduced pursuant to the terms and conditions hereof upon any redemption, exchange or otherwise (the “Principal Amount”)), in lawful money of Canada, on May 1, 2039 (the “Maturity Date”), and to pay interest on the unpaid Principal Amount as set forth herein.
This Debenture comprises all of the “Exchangeable Debentures” referred to in that certain investment agreement dated as of March 22, 2019 between TransAlta Corporation and the Investor (to whom the Investment Agreement was assigned by Brookfield BRP Holdings (Canada) Inc. to the Investor on April 30, 2019), as amended, supplemented, restated, converted, exchanged or replaced from time to time.
ARTICLE 1
INTERPRETATION
1.1	Definitions
Capitalized terms used in this Debenture without definition shall have the meanings specified in the Investment Agreement or the Exchange and Option Agreement, as applicable.  Unless the context requires otherwise, the following terms used in this Debenture shall have the following meanings:
“Affiliate” has the meaning specified in the Investment Agreement.
“Bankruptcy Law” means any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors.
“Brookfield” has the meaning specified in the Investment Agreement.

“Canadian Financial Institution” means “Canadian financial institution” as defined in Section 1.1 of National Instrument 45-106 - Prospectus Exemptions.
“Cash Acceleration Event” means, subject to Section 2.2(b) of the Exchange and Option Agreement, the occurrence of an event or circumstance specified as such in Section 5.1.
“Credit Agreement” means the second amended and restated credit agreement dated June 30, 2011, as amended by a first amending agreement dated April 20, 2012, a second amending agreement dated May 29, 2013, a third amending agreement dated June 17, 2014, a fourth amending agreement dated June 5, 2015, a fifth amending agreement dated August 10, 2016, a sixth amending agreement dated July 24, 2017 and a seventh amending agreement dated June 7, 2018, between the Issuer, as borrower, Canadian Imperial Bank of Commerce, as administrative agent, and the lenders from time to time party thereto, as amended, modified, restated or replaced from time to time.
“Custodian” means any custodian, receiver, trustee, assignee for the benefit of creditors or other similar official under any Bankruptcy Law.
“Debenture” means this unsecured, subordinated debenture.
“Debentures” means this Debenture and any other unsecured, subordinated debentures issued by the Issuer pursuant to the Investment Agreement and having identical terms and conditions to this Debenture.
“Default” means (1) any Cash Acceleration Event or (2) any event, act or condition that, after notice or the passage of time or both, would be a Cash Acceleration Event.
“Early Exchange Event” has the meaning specified in the Exchange and Option Agreement.
“Encumbrance” has the meaning specified in the Investment Agreement.
“Exchange and Option Agreement” means the exchange and option agreement dated as of the Issue Date between the Issuer and Eagle Hydro II LP.
“Exchange Right” has the meaning specified in the Exchange and Option Agreement.
“Holder” means Eagle Investment II LP or, at and after the time, if any, that this Debenture is transferred in accordance with Section 6.6 hereof, the Permitted Transferee in whose name this Debenture is registered.
“Hydro Assets Owner” means the Subsidiary of the Issuer (which Subsidiary shall not be a corporation) that will hold, directly or indirectly, the interests in the Hydro Assets upon completion of the Hydro Assets Reorganization.
“Interest Payment Date” has the meaning specified in Section 2.2.
“Investment Agreement” has the meaning specified in the second recital to this Debenture.

“Investor” means Eagle Hydro II LP, a limited partnership existing under the laws of Ontario, or, at and after the time, if any, that all of the rights of the party that is the “Investor” under the Exchange and Option Agreement is assigned to a Permitted Assignee in accordance with the terms of the Exchange and Option Agreement, the Permitted Assignee to whom such rights have been so assigned.
“Issue Date” means May 1, 2019.
“Issuer” means TransAlta Corporation or, at and after the time, if any, that TransAlta Corporation (or any successor Issuer) hereunder shall amalgamate, consolidate or merge with or into any other Person, the Person formed by or surviving such amalgamation, consolidation or merger.
“Mandatory Redemption Date” has the meaning specified in Section 5.2(b).
“Mandatory Redemption Price” has the meaning specified in Section 5.2(b).
“Operating Committee” has the meaning specified in the Investment Agreement.
“Optional Redemption Price” has the meaning specified in Section 4.1.
“Person” has the meaning specified in the Investment Agreement.
“Principal Amount” has the meaning specified in the first recital to this Debenture.
“Redeemable Shares” means the Redeemable First Preferred Shares, Series I to be issued by the Issuer on the Second Funding Date pursuant to the Investment Agreement.
“Regulatory Approvals” means approvals of a Governmental Entity that, if not obtained, would prevent the Issuer from satisfying the Investor’s exercise of the Exchange Right; provided that, for greater certainty, such approvals do not include any approvals required in connection with the completion of the Hydro Assets Reorganization.
“Second Funding” has the meaning specified in the Investment Agreement.
“Second Funding Date” has the meaning specified in the Investment Agreement.
“Securities” means, collectively, the Debentures and the Redeemable Shares.
“Senior Indebtedness” means (i) obligations of the Issuer under the Credit Agreement; (ii) indebtedness of the Issuer for borrowed money (including under the Credit Agreement), whether secured or unsecured; (iii) obligations of the Issuer evidenced by bonds, debentures, notes or other similar instruments; (iv) obligations of the Issuer arising  pursuant to or in relation to bankers’ acceptances, letters of credit and letters of guarantee (including payment and reimbursement obligations in respect thereof) or indemnities issued in connection therewith; (v) obligations of the Issuer under any swap, hedging or other similar contracts or arrangements in respect of indebtedness; (vi) obligations of the Issuer under guarantees, indemnities, assurances, legally binding comfort letters or other contingent obligations relating to the Senior Indebtedness or other obligations of any other Person which would otherwise constitute Senior Indebtedness within the meaning of this definition; (vii) all indebtedness of the Issuer representing the deferred purchase price of any property including, without limitation, purchase money mortgages; (viii) all capital and operating lease obligations of the Issuer that would be classified as a liability pursuant to IFRS 16, Leases or otherwise in accordance with IFRS; (ix) all renewals or extensions of any of the foregoing; (x) all accrued and unpaid interest, fees and other amounts in respect of any of the foregoing; and (xi) all costs and expenses incurred by or on behalf of the holder of any Senior Indebtedness in enforcing payment or collection of any such Senior Indebtedness, including enforcing any security interest securing the same. “Senior Indebtedness” shall not include any indebtedness that would otherwise be Senior Indebtedness if it is expressly stated to be subordinate to, or to rank pari passu with, this Debenture.  For greater certainty, “Senior Indebtedness” shall not include any obligations of the Issuer under this Debenture or any other Securities.
“Subsidiary” or “subsidiary” has the meaning specified in the Investment Agreement.
“Transfer” has the meaning specified in the Investment Agreement.
ARTICLE 2
PRINCIPAL AND INTEREST
2.1	Principal
On the Maturity Date, the Issuer shall pay to the Holder, in cash, the then outstanding Principal Amount of this Debenture (together with any accrued but unpaid interest thereon on the Maturity Date payable pursuant to Section 2.2), except to the extent that this Debenture has been redeemed pursuant to Article 4 or Article 5, or the Principal Amount of this Debenture has otherwise been satisfied in accordance with the terms of this Debenture, on or prior to the Maturity Date.  Payment of Principal Amount under this Debenture will be paid to the Holder at the close of business on the Business Day immediately preceding the date such payment is due.
2.2	Interest
The Issuer shall pay to the Holder, in cash, interest on the Principal Amount outstanding under this Debenture in arrears on the last day of February, May, August and November of each calendar year (or the next Business Day if such date is not a Business Day (each such date, an “Interest Payment Date”)); provided, however, that the first Interest Payment Date shall be September 2, 2019. Interest shall accrue from and including the Issue Date or, if interest has already been paid, from and including the most recent Interest Payment Date to which interest has been paid, to, but excluding, the next succeeding Interest Payment Date, at a per annum rate of 7.00% until the Principal Amount is paid. The interest payable on any Interest Payment Date will be paid to the Holder at the close of business on the Business Day immediately preceding such Interest Payment Date. “Interest Period” means the period commencing on any Interest Payment Date (or, with respect to the initial Interest Period only, commencing on the Issue Date) to but excluding the next succeeding Interest Payment Date, and in the case of the last such period, from and including the Interest Payment Date immediately preceding the Maturity Date to but not including such Maturity Date.  Interest on this Debenture shall cease to accrue from and after the date on which the full Principal Amount of this Debenture has been discharged in accordance with the terms of this Debenture, whether on redemption of this Debenture pursuant to Article 4 or Article 5, the repayment of this Debenture on the Maturity Date or otherwise. Interest on this Debenture shall be computed on the basis of a 365-day year or 366-day year, as applicable, based on the actual number of days elapsed in the period.
2.3	Subscription
The Issuer hereby agrees to create, issue and sell to the Holder, and the Holder hereby subscribes for and agrees to purchase from the Issuer, Debentures in the aggregate principal amount of $350,000,000, at a subscription price of $349,750,000.
ARTICLE 3
SUBORDINATION
3.1	Subordination
Each Holder of this Debenture, by its acceptance hereof, covenants and agrees that, to the extent and in the manner hereinafter set forth in this Article 3, the payment of the Principal Amount, the Optional Redemption Price, the Mandatory Redemption Price, any interest on, and all other amounts payable under, this Debenture, is hereby expressly made subordinate and subject in right of payment to all Senior Indebtedness of the Issuer, whether now outstanding or hereafter incurred.
3.2	Payment Over of Proceeds upon Insolvency, Bankruptcy, Dissolution, Etc.
(a)          In the event of (i) any insolvency, bankruptcy or similar proceeding or case under any Bankruptcy Law, or any receivership, liquidation, arrangement, reorganization or other similar case or proceeding in connection therewith, relative to the Issuer or to its assets, (ii) any liquidation, dissolution or other winding up of the Issuer, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or (iii) any assignment for the benefit of creditors or any other marshalling of assets and liabilities of the Issuer (each such event, if any, herein sometimes referred to as a “Proceeding”), the holders of Senior Indebtedness shall be entitled to receive or retain payment in full in cash of all amounts due or to become due on or in respect of all Senior Indebtedness (including any interest accruing on or after the filing of any Proceeding relating to the Issuer, whether or not allowed in such Proceeding) before the Holder is entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, on account of the Principal Amount of, or interest on, or other obligations in respect of, this Debenture or on account of any purchase, redemption or other acquisition of this Debenture by the Issuer or any Subsidiary of the Issuer, including any payment of the Optional Redemption Price or the Mandatory Redemption Price or any consideration a Holder would be entitled to receive on a Cash Acceleration Event or pursuant to the terms of the Exchange and Option Agreement in connection with an Early Exchange Event or otherwise on the exercise of the Exchange Right (all such payments, distributions, purchases, redemptions and acquisitions herein referred to, individually and collectively, as a “Debenture Payment”), and to that end the holders of Senior Indebtedness shall be entitled to receive, for application to the payment thereof, any Debenture Payment which may be payable or deliverable in respect of this Debenture in any such Proceeding.

(b)          In the event that, notwithstanding Section 3.2(a), the Holder shall have received, following the commencement of any Proceeding, any Debenture Payment before all Senior Indebtedness of the Issuer is paid in full, then and in such event such Debenture Payment shall be paid over or delivered forthwith to the Custodian making payment or distribution of assets of the Issuer for the application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay the Senior Indebtedness in full, after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness.

(c)          For purposes of this Article 3 only, the words “any payment or distribution of any kind or character, whether in cash, property or securities” shall not be deemed to include a payment or distribution of shares or other securities of the Issuer provided for by a plan of arrangement, reorganization or readjustment authorized by an order or decree of a court of competent jurisdiction in a reorganization proceeding under any applicable Bankruptcy Law (as defined below) or of any other corporation provided for by such plan of arrangement, reorganization or readjustment, which shares or other securities are subordinated in right of payment to all then outstanding Senior Indebtedness to substantially the same extent as, or to a greater extent than, this Debenture is so subordinated as provided in this Article 3.

3.3	No Payment when Senior Indebtedness in Default
(a)          In the event that any Senior Default (as defined below) shall have occurred and be continuing, then no Debenture Payment shall be made unless and until such Senior Default shall have been cured or waived or shall have ceased to exist or all amounts then due and payable in respect of such Senior Indebtedness shall have been paid in full.  “Senior Default” means the occurrence or existence and continuance of any default or event of default with respect to Senior Indebtedness that permits the holders of the Senior Indebtedness (or a trustee, agent or other representative on behalf of the holders thereof) then to declare such Senior Indebtedness due and payable prior to the date on which it would otherwise become due and payable.

(b)          In the event that, notwithstanding the foregoing, the Issuer shall make any Debenture Payment to the Holder prohibited by the foregoing provisions of this Section 3.3, then and in such event such Debenture Payment shall be paid over and delivered forthwith to the holders of the applicable Senior Indebtedness (or the trustee, agent or other representative for the holders thereof for distribution to such holders) in the same form received and, until so turned over, the same shall be held in trust by the Holder as the property of the holders of the Senior Indebtedness.
(c)          The provisions of this Section 3.3 shall not apply to any Debenture Payment with respect to which Section 3.2 would be applicable.

3.4	Subrogation to Rights of Holders of Senior Indebtedness
Only after the payment in full of all amounts due or to become due on or in respect of Senior Indebtedness of the Issuer (and except as otherwise provided in this Article 3), the Holder of this Debenture shall be subrogated (equally and ratably with all other indebtedness ranking pari passu with this Debenture) to the rights of the holders of Senior Indebtedness to receive payments and distributions of cash, property and securities applicable to such Senior Indebtedness until the Principal Amount of, and interest on, any other payment owing by the Issuer to the Holder in respect of, this Debenture shall be paid in full.  For purposes of such subrogation, no payments or distribution to the holders of the Senior Indebtedness of any cash, property or securities to which the Holder of this Debenture would be entitled except for the provisions of this Article 3, and no payments over pursuant to the provisions of this Article 3 to the holders of Senior Indebtedness by the Holder of this

Debenture, shall, as among the (i) Issuer, (ii) its creditors other than holders of Senior Indebtedness, and (iii) the Holder of this Debenture, be deemed to be a payment or distribution by the Issuer to or on account of the Senior Indebtedness.
3.5	Provisions Solely to Define Relative Rights
The provisions of this Article 3 are and are intended solely for the purpose of defining the rights of the Holder on the one hand and the holders of Senior Indebtedness on the other hand.  Nothing contained in this Article 3 or in this Debenture is intended to or shall (i) impair, as amongst the Issuer and the Holder of this Debenture, the obligation of the Issuer, which is absolute and unconditional (subject to the rights under this Article 3 of the holders of Senior Indebtedness), to pay to the Holder of this Debenture the Principal Amount of, and interest on, any other payment owing by the Issuer to the Holder in respect of, this Debenture as and when the same shall become due and payable in accordance with its terms, (ii) affect the relative rights against the Issuer of the Holder of this Debenture and creditors of the Issuer other than their rights in relation to the holders of Senior Indebtedness, (iii) prevent the Holder of this Debenture from exercising the remedies otherwise permitted by this Debenture upon a default by the Issuer of its obligations under this Debenture, subject to the rights, if any, under this Article 3 of the holders of Senior Indebtedness to receive cash, property and securities otherwise payable or deliverable to the Holder or (iv) impose any obligations on the Issuer.  Nothing contained in this Article 3 or in this Debenture shall prevent the Issuer from making Debenture Payments.
3.6	No Waiver of Subordination Provisions.
(a)          No right of any present or future holder of any Senior Indebtedness to enforce subordination as herein provided shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Issuer or by any act or failure to act, in good faith, by any such holder, or by any non-compliance by the Issuer with the terms, provisions and covenants of this Debenture, regardless of any knowledge thereof any such holder may have or be otherwise charged with.

(b)          Without in any way limiting the generality of Section 3.6(a), the holders of Senior Indebtedness may, at any time and from time to time, without the consent of or notice to the Holder of this Debenture, without incurring responsibility to the Holder of this Debenture and without impairing or releasing the subordination provided in this Article 3 or the obligations hereunder of the Holder of this Debenture to the holders of Senior Indebtedness, do any one or more of the following:  (i) change the manner, place or terms of payment or extend the time of payment of, or renew or alter, Senior Indebtedness, or otherwise amend or supplement in any manner Senior Indebtedness or any instrument evidencing the same or any agreement under which Senior Indebtedness is outstanding; (ii) sell, exchange, release or otherwise deal with any asset pledged, mortgaged or otherwise securing Senior Indebtedness; (iii) release any Person liable in any manner for the collection of Senior Indebtedness; (iv) settle or compromise any such Senior Indebtedness or any other liability of any obligor of such Senior Indebtedness to such holder or any security therefor or any liability issued in respect thereof and apply any sums by whomsoever paid and however realized to any liability (including, without limitation, payment of any of the Senior Indebtedness) in any manner or order; (v) fail to take or to record or otherwise perfect, for any reason or for no reason, any lien securing such Senior Indebtedness by whomsoever granted, exercise or delay in or refrain from exercising any right or remedy against any obligor or any guarantor or any other Person, elect any remedy and otherwise deal freely with any obligor and any security for such Senior Indebtedness or any liability of any obligor to the holders of such Senior Indebtedness or any liability issued in respect of such Senior Indebtedness; and (vi) exercise or refrain from exercising any rights against the Issuer and any other Person.
3.7	Reliance on Judicial Order or Certificate of Liquidating Agent.
Upon any payment or distribution of assets of the Issuer referred to in this Article 3, the Holder of this Debenture shall be entitled to rely upon any order or decree entered by any court of competent jurisdiction in which such Proceeding is pending, or a certificate of the Custodian making such payment or distribution, delivered to the Holder of this Debenture, for the purpose of ascertaining the Persons entitled to participate in such payment or distribution, the holders of the Senior Indebtedness and other indebtedness of the Issuer, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article 3.
3.8	Reliance by Holders of Senior Indebtedness on Subordination Provisions.
Each Holder of this Debenture, by accepting this Debenture, acknowledges and agrees that the foregoing subordination provisions are, and are intended to be, an inducement and a consideration to each holder of any Senior Indebtedness, whether such Senior Indebtedness was created or acquired before or after the issuance of this Debenture, to acquire and continue to hold, or to continue to hold, such Senior Indebtedness, and such holders of such Senior Indebtedness shall be deemed conclusively to have relied on such subordination provisions in acquiring and continuing to hold, or in continuing to hold, such Senior Indebtedness.
3.9	Confirmation of Subordination
By acceptance of this Debenture, the Holder of this Debenture hereby irrevocably agrees that, from time to time, upon any request from the Issuer therefor, it shall enter into and deliver to a holder of Senior Indebtedness, or its agent or representative, any agreement or acknowledgment requested by such holders or representatives that confirms the foregoing subordination provisions of this Article 3.
ARTICLE 4
OPTIONAL REDEMPTION
4.1	Optional Redemption Right
(a)          At any time after December 31, 2028, the Issuer may, at its option, redeem this Debenture (an “Optional Redemption”), in whole or in part from time to time, on the Optional Redemption Date (as defined below) at a price equal to 100% of the Principal Amount of this Debenture being redeemed plus accrued and unpaid interest thereon up to (but excluding) the applicable Optional Redemption Date (the “Optional Redemption Price”); provided, however, that, other than an Optional Redemption that is to redeem the balance of the outstanding Principal Amount of this Debenture, the Issuer shall not be entitled to redeem this Debenture in part unless the aggregate proceeds to be received by the Holder for any such Optional Redemption, when aggregated with the aggregate proceeds to be received by the holders of other outstanding Securities for any redemption of their Securities that is to be completed concurrently with the applicable Optional Redemption, is not less than $100,000,000.

(b)          The Issuer may exercise its Optional Redemption right under Section 4.1(a) by delivering a written notice to the Investor (the “Optional Redemption Notice”). The Optional Redemption Notice shall state (i) the date fixed by the Issuer on which the Optional Redemption shall occur (the “Optional Redemption Date”), which date shall not be less than fifteen (15) days nor more than thirty (30) days following the date of the Optional Redemption Notice, and (ii) the aggregate Principal Amount of this Debenture to be redeemed pursuant to such Optional Redemption. Subject to Section 4.3, on the Optional Redemption Date, the Issuer shall pay the applicable Optional Redemption Price to the Holder in cash in accordance with Section 6.1.
4.2	Partial Redemption
(a)          If the Issuer redeems any Debentures in part, pursuant to Section 4.1 or the equivalent optional redemption right in another Debenture, as applicable, the Issuer shall, within 36 months of the first Optional Redemption Date of any such partial redemption, redeem all of the outstanding Securities.
(b)          In the event of an Optional Redemption of less than all of the Principal Amount  of this Debenture then outstanding, the Issuer shall, upon delivery by the Holder of its existing Debenture to the Issuer for cancellation, promptly cause to be issued and delivered to the Holder a new Debenture (in accordance with Section 6.7) representing the outstanding Principal Amount which has not been redeemed.
4.3	Conditional Redemption
Any Optional Redemption or Optional Redemption Notice may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an equity or other offering, issuance of indebtedness, or other corporate transaction or event. Notice of any redemption in respect thereof will be given prior to the completion thereof and may be partial as a result of only some of the conditions being satisfied. If an Optional Redemption is subject to the satisfaction of one or more conditions precedent, the related Optional Redemption Notice shall describe each such condition, and if applicable, state that, in the Issuer’s discretion, the Optional Redemption Date may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied or waived by the Optional Redemption Date; provided that any failure of the Issuer to include such information in the applicable Optional Redemption Notice shall not impact the Issuer’s right to rescind the Optional Redemption Notice if the applicable condition precedents are not satisfied.
ARTICLE 5
ACCELERATION EVENTS
5.1	Cash Acceleration Events
The occurrence of any one or more of the following events or circumstances shall constitute a “Cash Acceleration Event” under this Debenture (each such event or circumstance, a “Cash Acceleration Event”):
(a)
provided that the Hydro Assets Reorganization is completed in the manner described in the Investment Agreement, any Regulatory Approvals are not obtained on terms acceptable to the Investor and the Issuer, each acting reasonably; or

(b)	a final and non-appealable order is issued by a court of competent jurisdiction that enjoins either the Second Funding or satisfaction of the Exchange Right.
5.2	Cash Acceleration Event Notice; Mandatory Redemption
(a)
Upon the occurrence of a Cash Acceleration Event with respect to this Debenture, the Issuer shall within five (5) Business Days of becoming aware of the occurrence of the Acceleration Event deliver written notice thereof (an “Acceleration Event Notice”) to the Investor; provided, however, that failure to provide an Acceleration Event Notice shall not diminish or otherwise affect the rights and remedies of the Investor hereunder.

(b)
At any time after the date on which a Cash Acceleration Event occurs, the Investor may require the Issuer to redeem all and not less than all of this Debenture by delivering written notice thereof (a “Cash Acceleration Notice”) to the Issuer. If a Cash Acceleration Notice is delivered by the Investor pursuant to this Section 5.2(b), (i) this Debenture shall be redeemed by the Issuer, on a date fixed by the Issuer (the “Mandatory Redemption Date”) which shall not be later than 30 days after the Issuer’s receipt of such Cash Acceleration Notice, at a price equal to 100% of the Principal Amount of this Debenture then outstanding plus accrued and unpaid interest thereon up to (but excluding) the Mandatory Redemption Date (the “Mandatory Redemption Price”) and (ii) the Issuer shall pay the Mandatory Redemption Price to the Holder in cash in accordance with Section 6.1 on the Mandatory Redemption Date, unless such Cash Acceleration Notice has been rescinded prior to the Mandatory Redemption Date therefor in accordance with Section 5.3.

5.3	Rescission of Cash Acceleration Notice
A Cash Acceleration Notice shall be irrevocable; provided, however, that the Investor may rescind and annul a Cash Acceleration Notice, and the corresponding consequences thereof, by providing written notice thereof to the Issuer not more than 5 Business Days after the Investor has delivered such Cash Acceleration Notice (and at least 5 Business Days prior to the applicable Mandatory Redemption Date) or at such later time as is agreed by the Issuer.  Any such written notice from the Investor rescinding a Cash Acceleration Notice shall be deemed an irrevocable waiver by the Investor of its right to cause the Issuer to redeem this Debenture as a result of the Cash Acceleration Event that is the subject of such Cash Acceleration Notice.
5.4	Remedies
The Investor’s right to accelerate the Issuer’s payment obligations pursuant to and on the terms and conditions provided therefor in this Article 5 shall be the sole and exclusive remedy for any Cash Acceleration Event.  No other right or remedy in respect of any Cash Acceleration Event shall be available to the Investor or the Holder under this Debenture.  For greater certainty, nothing herein shall restrict the exercise of any additional or alternative rights or remedies of the Investor in respect of the Investment Agreement.

ARTICLE 6
MISCELLANEOUS
6.1	Currency; Payments
(a)	All references in this Debenture to “Canadian dollars”, “dollars” and “$” are to lawful money of Canada. All payments to be made hereunder shall be made in Canadian dollars.
(b)
Subject to Section 6.1(c), whenever any payment of cash is to be made by the Issuer to the Holder pursuant to this Debenture, such payment shall be made, at the Issuer’s option, by (i) electronic funds transfer or wire transfer on the relevant payment date to the account of the Holder or (ii) a certified cheque mailed or sent via overnight courier service, on the relevant payment date, to the address of the Holder on the Register (as defined below); provided, however, that the Holder may elect to receive any such payment via electronic funds transfer or wire transfer, in each case to a Canadian dollar account maintained by the Holder with a bank named in Schedule I or II of the Bank Act (Canada), by providing the Issuer with prior written notice setting out such request and the applicable account information.  The mailing or delivery of any such electronic funds transfer, wire transfer or cheque, as the case may be, shall satisfy and discharge the Issuer’s liability hereunder for the payment of such interest, principal or other amount, as applicable, to the extent of the sum represented thereby (plus the amount of any tax, assessment or other governmental charge required by law to be deducted or withheld). In the event of the non-receipt of any such cheque by the Holder or the loss, theft or destruction thereof, the Issuer, upon being furnished with evidence of such non-receipt, loss, theft or destruction and indemnity reasonably satisfactory to it, shall issue or cause to be issued to such Holder a replacement cheque for the amount of such cheque.

(c)
The Issuer shall only be required to make payment of the Principal Amount, the Optional Redemption Price or the Mandatory Redemption Price, as applicable, when such amount is due and payable under this Debenture, upon surrender by the Holder of this Debenture to the Issuer for such payment. If the Holder fails to surrender this Debenture to the Issuer for payment prior to or on the date on which the amount becomes payable, the Issuer may pay the amount payable (together with any accrued and unpaid interest thereon) to an account to be held in trust for the Holder and thereupon the amounts payable (including such accrued and unpaid interest thereon) shall be deemed to have been paid to the Holder, and the Issuer’s obligations hereunder will be satisfied and discharged for all purposes hereunder, and the Holder shall thereafter have no right in respect thereof except that of receiving payment of such amounts so set aside by the Issuer upon due presentation and surrender of this Debenture to the Issuer.

6.2	Taxes
(a)
The Issuer may withhold or deduct from any payments to be made by or on behalf of the Issuer under or with respect to this Debenture, from time to time, for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other liabilities related hereto) imposed or levied by or on behalf of the

Government of Canada or the United States or elsewhere, or of any province, territory or state thereof or by any authority or agency therein or thereof having power to tax (“Taxes”) to the extent such withholding or deduction is required by Law (including the interpretation or administration thereof), and, provided that the Issuer does not fail to remit as required any such amount so withheld or deducted to the relevant Governmental Entity, the amount of any such withholding or deduction will be considered an amount paid in satisfaction of the Issuer’s obligations under this Debenture. There is no obligation on the Issuer to gross-up or pay additional amounts to the Holder of this Debenture in respect of such deductions or withholdings.

(b)
Upon the Issuer’s reasonable request therefor, the Holder will provide the Issuer with any information that is required by the Issuer to comply with its tax reporting and withholding and deduction obligations under applicable Law with respect to payments to be made to the Holder pursuant to this Debenture.

6.3	Interest Act (Canada)
For the purposes of the Interest Act (Canada), the yearly rate of interest to which any rate of interest payable under this Debenture, which is to be calculated on any basis other than a full calendar year, is equivalent may be determined by multiplying the rate by a fraction, the numerator of which is the number of days in the calendar year in which the period for which interest at such rate is payable and the denominator of which is the number of days comprising such other basis.
6.4	Notices; One Voice Rule
(a)	Any notice herein required or permitted to be given to the Issuer or the Investor shall be given in accordance with Section 9.2 of the Investment Agreement.
(b)
Each Holder of this Debenture acknowledges and agrees that the Investor shall be the sole representative of such Holder for all purposes of this Debenture, and the Issuer shall be entitled to deal with the Investor as the sole representative of such Holder and only the Investor shall have the power and authority to exercise all of the rights and powers granted by the Issuer to the Investor pursuant to this Debenture and the Investment Agreement. All actions taken by the Investor in connection with this Debenture and the Investment Agreement shall apply to and be effective and binding upon the Holder (including any subsequent Permitted Transferee) as if taken by the Holder directly. Except as expressly provided for herein, (i) the Issuer shall not be obligated to deal with the Holder (including any Permitted Transferees) in respect of any action taken or to be taken with respect to this Debenture and (ii) all notices that the Issuer is required to  provide in respect of any such actions or otherwise in connection with this Debenture may be satisfied in all cases by providing such notice to the Investor.

6.5	Amendment
(a)
The term “Debenture” and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed, or if later amended or supplemented, then as so amended or supplemented from time to time.

(b)
This Debenture may not be amended or modified except by written instruments signed by both the Issuer and Investor or as otherwise expressly provided herein.  This Debenture may be amended or modified through an amendment, restatement, supplement or other modification to the Investment Agreement or the Exchange and Option Agreement. For greater certainty, no consent shall be required from any Holder (except a Holder that is, at the applicable time, the Investor) to amend or modify, or to waive any of the terms or conditions of, this Debenture, the Investment Agreement or the Exchange and Option Agreement.

6.6	Transfer
(a)
The Holder may not Transfer this Debenture without the prior written consent of the Issuer, which consent may be withheld in its sole discretion; provided, however, that, subject to Sections 6.6(c) and 6.8(a) of this Debenture, (i) the Holder may Transfer this Debenture to an Affiliate of the Investor without the consent of the Issuer, but only for so long as such Affiliate remains an Affiliate of the Investor (a “Permitted Transferee”), and provided that any such Permitted Transferee shall agree in writing to be bound by the terms and conditions of this Debenture and (ii) the Holder may grant a security interest on this Debenture in favour of one or more Canadian Financial Institutions to secure indebtedness for borrowed money owed by the Holder to such Canadian Financial Institutions under a bona fide credit facility (a “Financing Facility”), which indebtedness (x) is in an aggregate principal amount (taken together with all other indebtedness incurred by all other holders of Securities under such Financing Facility or any other “Financing Facility” (as defined in the applicable Securities)) not in excess of C$325,000,000 and (y) is incurred following the date hereof in order to finance any of the Initial Purchase Price and/or Second Purchase Price (such security interest, a “Permitted Pledge”).  At any time that there is a Permitted Pledge, the Holder shall (and shall cause each of its Affiliates that is an obligor, or otherwise the subject of any covenants, under a Financing Facility to) use commercially reasonable efforts to comply with the terms and conditions of, and not be in default of its payment or other obligations under, the applicable Financing Facility..

(b)
If the Holder of this Debenture ceases to be an Affiliate of the Investor, such Holder shall immediately transfer this Debenture back to the Investor or an Affiliate of the Investor, and for so long as the Holder is in breach with this Section 6.6(b), all of the Holder’s rights under this Debenture shall be suspended and the Issuer shall have no obligation to make any payments to the Holder.

(c)
As a condition to any Transfer of this Debenture, the Issuer may, among other things, require the Investor to (i) pay the Issuer an amount to reimburse the Issuer for any transfer taxes, similar governmental charges or other fees required to be paid by the Issuer in connection with such Transfer, (ii) furnish the Issuer with due endorsements by, or a written instrument of transfer in form satisfactory to the Issuer duly executed by, the Investor, (iii) provide the name, addresses and other details for payment of the Permitted Transferees and (iv) provide the Issuer with evidence, including, if the Issuer requires, one or more legal opinions, satisfactory to the Issuer confirming that the applicable Transfer complies with applicable securities laws, including Securities Laws.

(d)	Any purported Transfer in violation of this Section 6.6 shall be invalid and void and shall not be registered in the Register or otherwise recognized for any purpose.
6.7	Reissuance of this Debenture
(a)
If this Debenture is Transferred pursuant to Section 6.6, the Holder (or the Investor, provided that it has full power and authority to so act on behalf of the Holder) shall promptly surrender this Debenture to the Issuer and within ten (10) Business Days of such surrender, the Issuer will (subject to any applicable limitations in Section 6.6) execute and deliver upon the order of the Holder (or the Investor, if acting on behalf of the Holder) a new Debenture (in accordance with Section 6.7(c)) and register such Debenture in the Register in the name of the Permitted Transferee, representing the outstanding Principal Amount being transferred by the Holder and, if less than the entire outstanding Principal Amount of this Debenture is being Transferred, a new Debenture (in accordance with Section 6.7(c)) registered in the name of the Holder representing the outstanding Principal Amount Transferred.

(b)
Within ten (10) Business Days of the Issuer receiving evidence reasonably satisfactory to the Issuer of the loss, theft, destruction or mutilation of this Debenture, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Investor to the Issuer in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Debenture, the Issuer shall execute and deliver to the Holder a new Debenture (in accordance with Section 6.7(c)) representing the outstanding Principal Amount.

(c)
Whenever the Issuer is required to issue a new Debenture pursuant to the terms of this Debenture, such new Debenture (i) shall be of like tenor with this Debenture, (ii) shall represent, as indicated on the face of such new Debenture, the Principal Amount remaining outstanding (or in the case of a new Debenture being issued upon the Transfer of less than the full Principal Amount of this Debenture pursuant to Section 6.7(a), the Principal Amount designated by the Holder which, when added to the Principal Amount represented by all other new Debenture issued in connection with such issuance, does not exceed the aggregate Principal Amount remaining outstanding under this Debenture immediately prior to such issuance of new Debenture), (iii) shall have an issue date, as indicated on the face of such new Debenture, which is the same as the Issue Date, and (iv) shall have the same rights and conditions as this Debenture.

6.8	Register; Minimum Denominations
(a)
The Debentures shall be issuable only in fully registered form in minimum denominations of principal amount of $10,000,000.  A Debenture may be Transferred only by registration of such Transfer on the Register and otherwise in accordance with Section 6.6, Section 6.7 and this Section 6.8, as applicable.  The Issuer need not register the transfer of this Debenture if it has been called for redemption pursuant to Article 4 or Article 5.

(b)	The Issuer shall maintain a register or an electronic database (the “Register”) for the recordation of the names and addresses of the registered holders of all issued and outstanding Debentures and the principal amount of Debentures held by such holders. The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Issuer, the Investor and any Holders shall treat each Person whose name is recorded in the Register as the owner of this Debenture for all purposes (including, without limitation, the right to receive payments of principal and interest hereunder) notwithstanding notice or knowledge to the contrary.

6.9	No Recourse Against Others
No Subsidiary or Affiliate of the Issuer has guaranteed, and none of them shall have any liability for, the payment of principal or interest or any other payment or other obligations of the Issuer under this Debenture.  No director, officer, employee or shareholder of the Issuer or any of its Subsidiaries or Affiliates, as such, shall have any liability for any obligations of the Issuer under this Debenture, or for any claim based on, in respect of, or by reason of such obligations.  The Holder, by accepting this Debenture, waives and releases all such liability.  The waiver and release are part of the consideration for issuance of this Debenture.
6.10	Day Not a Business Day
In any case where the date for payment (a “payment date”) of any interest, principal or other amount, if any, with respect to this Debenture shall not be a Business Day, then (notwithstanding any other provision of this Debenture) payment of the interest, principal or other amounts if any, payable on such date need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on such payment date, and no interest shall accrue with respect to such payment for the period from and after such payment date to the next succeeding Business Day, and the Holder shall not be entitled to any additional interest or other payment in respect of the delay.  Except as otherwise expressly provided in this Debenture, if any day on which an amount is to be determined or an action is to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be taken at or before the requisite time on the next succeeding day that is a Business Day.
6.11	Governing Law
This Debenture shall be governed by, and construed in accordance with, the laws of the Province of Alberta and the laws of Canada applicable in that Province.
6.12	Severability
Any provision of this Debenture that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.
6.13	Satisfaction, Discharge and Cancellation
Upon the payment in full of the Principal Amount and accrued and unpaid interest owed on this Debenture, whether on redemption of this Debenture pursuant to Article 4 or

Article 5, the repayment of this Debenture on the Maturity Date or otherwise, this Debenture shall be satisfied and discharged for all purposes hereunder, shall cease to be of further effect and shall be deemed canceled, and the Issuer will have no further obligations hereunder, and the Holder agrees, at the request of the Issuer, that it shall execute proper instruments acknowledging the satisfaction and discharge of the Issuer’s obligations hereunder.  It is acknowledged that the exchange of this Debenture pursuant to the Exchange Right will, pursuant to the terms of this Debenture, constitute a repayment in kind of this Debenture equal to the Principal Amount and any accrued and unpaid interest owed on this Debenture at the time of the Exchange and will satisfy and discharge all of the Issuer’s obligations hereunder for purposes of this Section 6.13 and all other relevant provisions of this Debenture.

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IN WITNESS WHEREOF the Issuer has caused this 7.00% Unsecured Subordinated Debenture to be duly executed on this 1st day of May, 2019.
TRANSALTA CORPORATION
by	Brett Gellner (signed)
	Name:	Brett Gellner
	Title:	Chief Strategy and Investment Officer

by	John Kousinioris (signed)
	Name:	John Kousinioris
	Title:	Chief Growth Officer

Signature Page for Debenture